Exhibit 3.1

ARTICLES OF INCORPORATION

FOR

GSC GLOBAL, INC. (filed October 1, 2002)

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is: GSC GLOBAL, INC.

Article II

The principle place of business:

3170 N. Federal Hwy, #211B
Lighthouse Point, FL 33064

Article III

The purpose for which this corporation is organized is:

Any and all lawful purposes

Article IV

The number of shares the corporation is authorized to issue is:

50,000,000 "A" common, 10,000,000 preferred

Article V

The name and address of the Florida registered agent:

Andy Ruppaner
930 Largo Mar Lane
Boca Raton, FL 33431

I certify that I am familiar with and accept the responsibilities of the registered agent:

/s/ Andy Ruppaner

Article VI

The name and address of the incorporator:
Guido Volante
911 Bolender Drive
Delray Beach, FL 33483

/s/ Guido Volante